Exhibit (a)(15)

AIXTRON: Challenging H1/2016 in line with expectations

Management confirms 2016 outlook / EBITDA expectation for 2017 under review

Executive and Supervisory Boards recommend accepting the Takeover Offer by Grand Chip Investment GmbH

Herzogenrath/Germany, August 11, 2016 — AIXTRON SE (FSE: AIXA; NASDAQ: AIXG) a leading provider of deposition equipment to the semiconductor industry, today announced financial results for the first half and the second quarter 2016. Additionally has AIXTRON today published the reasoned statement from the Executive and Supervisory Boards on the takeover offer by Grand Chip Investment GmbH (“GCI”) for all outstanding AIXTRON shares in which both governing bodies recommend acceptance of the offer. In this statement, the GCI offer and the planned transaction is deemed positive as it could provide AIXTRON with the relevant support to successfully develop all targeted technologies to market maturity and to better access growth markets as underlined by the following examples:

• GCI has committed to support AIXTRON to continue developing existing product lines, for its customers’ benefit and to maintain the existing global set up.

• GCI has also committed that the IP portfolio is to remain with and be used solely by AIXTRON while protecting sensitive and confidential customer information.

• GCI has committed to support a regional expansion, especially in China, which would allow better exploitation of the most significant growth opportunities.

• The fairness opinion of JP Morgan supports that the GCI’s takeover offer reflects a fair and adequate offer price.

• Alternative scenarios for AIXTRON would either be very risky or would result in a smaller AIXTRON with reduced growth potential.

In light of the foregoing, after thoughtful consideration both AIXTRON Boards deem the Takeover Offer as fair to, and in the best interest of AIXTRON and its stakeholders, including AIXTRON Shareholders and AIXTRON Group’s employees. Therefore, the Boards recommend acceptance of the offer. AIXTRON’s work councils also welcome the offer.

The joint reasoned opinion is available at http://www.aixtron.com/en/investors.

Financial Highlights

Although total order intake in H1/2016 decreased by 6% to EUR 95.5m (H1/2015: EUR 101.4m) year-on-year, it improved by 15% sequentially

(Q2/2016: EUR 51.1m; Q1/2016: EUR 44.4m). Equipment order backlog in the first half 2016 was slightly down against the previous year at EUR 86.2m, but increased by 27% compared to March 31, 2016 (H1/2015: EUR 91.2m; Q2/2016: EUR 86.2m; Q1/2016: EUR 67.7m).

H1/2016 total revenues decreased to EUR 55.5m (H1/2015: EUR 80.7m) while revenues in Q2/2016 improved against the previous quarter (Q2/2016: EUR 34.1m; Q1/2016: EUR 21.4m).

Despite the fact that the first half 2016 revenues were 31% weaker compared to the first six months of 2015, the development of revenues and earnings in the first half 2016 was in line with Management expectations and the significant revenue growth expectation for the remainder of 2016 is supported by the quarterly sequential development in total order intake and backlog.

Free cash flow in H1/2016 was at EUR -41.0m (H1/2015: EUR -12.3m; Q2/2016: EUR -20.7m; Q1/2016: EUR -20.3m) which was mainly due to a payment to San’an, an agreed milestone payment for the purchase of PlasmaSi in Q1/2016, higher inventories in preparation for stronger planned shipments in the remainder of the year as well as timing effects.

Key Financials

	2016	2015			2016	2016
(in EUR million)	H1	H1	+/-		Q2	Q1	+/-
Revenues	55.5	80.7	-31%		34.1	21.4	59%
Gross profit	10.0	12.4	-19%		6.9	3.1	123%
Gross margin	18%	15%	3	pp	20%	15%	5	pp
Earnings before interest, tax, depreciation and amortization (EBITDA)	-20.0	-21.8	8%		-8.2	-11.7	29%
Operating result (EBIT)	-25.9	-26.7	3%		-11.2	-14.7	24%
EBIT margin	-47%	-33%	-14	pp	-33%	-69%	36	pp
Net result	-26.6	-27.6	4%		-11.1	-15.5	28%
Net result margin	-48%	-34%	-14	pp	-33%	-72%	39	pp
Net result per share - basic (EUR)	-0.23	-0.25	8%		-0.09	-0.14	36%
Net result per share - diluted (EUR)	-0.23	-0.25	8%		-0.09	-0.14	36%
Free Cash Flow FCF*	-41.0	-12.3	-233%		-20.7	-20.3	-2%
Total order intake	95.5	101.4	-6%		51.1	44.4	15%
Equipment order backlog (end of period)	86.2	91.2	-5%		86.2	67.7	27%

*Operating CF + Investing CF + Changes in Cash Deposits, adjusted for acquisition effects   (upfront payments and loan)

Business Development

The development of revenues and earnings was in line with expectations while manufacturers remain cautious concerning capacity expansion. The development in revenues and order intake in Q2/2016 was mainly driven by demand for production systems for opto and power electronics as well as for the silicon industry.

As described above, H1/2016 revenues at EUR 55.5m were down by 31% year-on-year (H1/2015: EUR 80.7m). This reflects lower demand from GaN LED- and Silicon applications, particularly in Q1/2016. Compared to the previous quarter, revenues in Q2/2016 increased to EUR 34.1m (Q1/2016: EUR 21.4m).

The year-on-year decrease of cost of sales to EUR 45.5m in H1/2016 were mainly attributable to lower volume in H1/2016 and higher qualification costs for the AIX R6 in H1/2015. Against the previous quarter, cost of sales were lower relative to revenues at EUR 27.2m (Q1/2016: EUR 18.3m).

Due to an improved gross margin (H1/2016: 18%; H1/2015: 15%; Q2/2016: 20%; Q1/2016: 15%) despite lower revenues year-on-year, gross profit was EUR 10.0m (H1/2015: EUR 12.4m; Q2/2016: EUR 6.9m; Q1/2016: EUR 3.1m).

Operating expenses in H1/2016 of EUR 35.9m were 8% lower year-on-year compared to EUR 39.1m in H1/2015. The additional costs from PlasmaSi and the comparative negative currency effect in Q1/2016 were offset by higher productivity, better cost control and a contractual settlement. In a quarterly sequential comparison, operating costs were stable at EUR 18.0m compared to EUR 17.8m in Q1/2016 despite increased revenues in the same period.

The H1/2016 development mentioned above led to a slight improvement in EBITDA (H1/2016: EUR -20.0m; H1/2015: EUR -21.8m; Q2/2016: EUR -8.2m; Q1/2016: EUR -11.7m).

The operating result (EBIT) improved in a year-on-year comparison from EUR -26.7m in H1/2015 to EUR -25.9m in H1/2016. Compared to the previous quarter, the operating result in Q2/2016 improved to EUR -11.2m (Q1/2016: EUR -14.7m).

The net result for H1/2016 amounted to EUR -26.6m which improved against the previous year (H1/2015: EUR -27.6m) as well as sequentially (Q2/2016: EUR -11.1m; Q1/2016: EUR -15.5m).

Cash and cash equivalents (including cash deposits with a maturity of more than 90 days) were at EUR 161.3m as of June 30, 2016 compared to EUR 209.4m as of December 31, 2015. The difference is mainly attributable to the negative operating result, the payment of the second installment of the agreed return of advance payments to San’an and an agreed milestone payment for the purchase of PlasmaSi (acquired in 2015) in Q1/2016.

Management Review

“Despite the weak development of revenues in the first half, we reiterated our 2016 full year revenue guidance due to a solid order momentum which is set to continue into Q3/2016. Before transaction related impacts, 2016 results and free cash flow are expected to improve slightly compared to 2015 but to remain negative as revenue volumes still remain too low to enable full financing of all products in the development pipeline.”, explains Martin Goetzeler, President and CEO of AIXTRON SE.

“In our joint reasoned opinion which was also published today, the Executive Board and Supervisory Board after thoughtful consideration recommend that our shareholders accept the takeover offer from Grand Chip Investment. Compared to alternative scenarios which may either be very risky or would result in a smaller, potentially restructured AIXTRON with reduced total growth opportunities, we believe that the transaction is the right step for all our stakeholders. Our works councils agree with this assessment and have issued their own statement also supporting the takeover offer.”

Guidance

Despite the fact that the first half 2016 revenues were 31% weaker compared to the first six months of 2015, Management expects stronger revenues in the second half of 2016 compared to the first half. Total order intake in Q2/2016 as well as equipment backlog were up compared to the previous quarter, supporting Management’s expectation of significant revenue growth for the second half of 2016. Consequently, Management reiterates the full year 2016 revenue guidance given in February 2016.

Based on the assessment of AIXTRON’s current order situation, including current risks and opportunities as well as on the internal budget rate of USD/EUR 1.10, Management expects to achieve for fiscal year 2016 revenues between EUR 170 and 200 million. Total 2016 order intake is expected to be between EUR 180 and 200 million.

Based on the internal budget rate of USD/EUR 1.10 and depending on the successful completion of qualification processes, market entry efforts as well as the achievement of revenues at the high end of the guidance range, Management expects to achieve another improvement of results in 2016. Before transaction related impacts, EBITDA, EBIT, net result and free cash flow are expected to improve slightly compared to 2015 but to remain negative for the full year 2016.

Due to uncertainties in terms of investment requirements for certain product groups, potential restructuring costs or consequences from the transaction, Management will review EBITDA development for 2017.

Financial Tables

The H1/2016 results presentation will be available at http://www.aixtron.com/en/investors/ir-presentation. The consolidated financial statements (statement of financial position, income statement, cash flow statement, statement of changes in equity) relating to this press release are available at http://www.aixtron.com/en/investors/financial-reports/ as part of AIXTRON’s first half 2016 financial report.

Investor Conference Call

AIXTRON will host a financial analyst and investor conference call on Tuesday, August 11, 2016, 3:00 p.m. CEST (6:00 a.m. PDT, 9:00 a.m. EDT) to review the first half 2016 results. From 2:45 p.m. CEST (5:45 a.m. PDT, 8:45 a.m. EDT) you may dial in to the call at +49 (69) 247501—899 or +1 (212) 444—0297. A conference call audio replay or a transcript of the conference call will be available at http://www.aixtron.com/en/investors/events/conference-call/ following the conference call.

Contact:

Guido Pickert

Investor Relations and Corporate Communications

T: +49 (2407) 9030-444

F: +49 (2407) 9030-445

invest@aixtron.com

For further information on AIXTRON SE (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

Our registered trademarks: AIXACT®, AIXTRON®, Atomic Level SolutionS®, Close Coupled Showerhead®, CRIUS®, Gas Foil Rotation®, Optacap™, OVPD®, Planetary Reactor®, PVPD®, TriJet®

Additional information

This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities.  The takeover offer for the outstanding ordinary shares (including ordinary shares represented by American depositary shares) of AIXTRON SE commenced on 29 July 2016.  The terms and conditions of the takeover offer have been published in, and the solicitation and offer to purchase ordinary shares (including ordinary shares represented by American depositary shares) are made only pursuant to, the offer document and related offer materials prepared by Grand Chip Investment GmbH and as approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”).  AIXTRON SE intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the takeover offer; in addition, AIXTRON SE’s Management Board and Supervisory Board will publish a statement pursuant to Sec. 27 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, WpÜG).  The offer document for the takeover offer (in German and in English) containing the detailed terms and conditions of, and other information relating to, the takeover offer, among other things, has been published on the internet at www.grandchip-aixtron.com.

Acceptance of the takeover offer by shareholders that are resident outside Germany and the United States may be subject to further legal requirements.  With respect to the acceptance of the takeover offer outside Germany and the United States, no responsibility is assumed for the compliance with such legal requirements applicable in the respective jurisdiction.

The Tender Offer Statement (including the offer document, a related letter of transmittal and other related offer materials) and the Solicitation/Recommendation Statement, as they may be amended from time to time, as well as the Management and Supervisory Board’s statement pursuant to Sec. 27 WpÜG contain important information that should be read carefully before any decision is made with respect to the takeover offer because they, and not this document, govern the terms and conditions of the takeover offer.  Those materials and other documents filed by Grand Chip Investment GmbH or AIXTRON SE with the SEC are or, in the case of the Management and Supervisory Board’s statement pursuant to Sec. 27 WpÜG, will be available at no charge on the SEC’s web site at www.sec.gov.  In addition, Grand Chip Investment GmbH’s Tender Offer Statement and other documents it will file with the SEC will be available at www.grandchip-aixtron.com.

In this document, unless the context otherwise requires, references to “AIXTRON”, “the AIXTRON Group”, the “Group” or “the Company” are to AIXTRON SE and its consolidated subsidiaries.  References to “Management” are to the Executive Board of AIXTRON SE.

Cautionary statement regarding forward-looking statements

This document contains forward-looking statements, including statements regarding the expected consummation of the proposed transaction and AIXTRON SE’s future performance, which involves a number of risks and uncertainties, including the satisfaction of closing conditions for the transaction, the possibility that the transaction will not be completed, the failure to retain key AIXTRON SE employees, customers and partners, uncertainty regarding the anticipated benefits of the transaction and the failure of the parties to achieve anticipated goals of the transaction, and other risks and uncertainties discussed in AIXTRON SE’s public filings with the SEC, including the “Risk Factors” section of AIXTRON SE’s Form 20-F filed on February 23, 2016, as well as the offer document to be filed by Grand Chip Investment GmbH, the Solicitation/Recommendation Statement to be filed by AIXTRON SE and the statement pursuant to Sec. 27 WpÜG to be published by AIXTRON SE’s Management and Supervisory Board.  These documents and statement are based on current expectations, assumptions, estimates and projections, and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of AIXTRON SE and Grand Chip Investment GmbH, that may cause results, levels of activity, performance or achievements to be materially different from any future statements.  These statements are generally identified by words or phrases such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may”, “should”, “estimate”, “predict”, “potential”, “continue” or the negative of such terms or other similar expressions.  If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and you should not place undue reliance on these statements.  AIXTRON SE undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals indicated and percentages may not precisely reflect the absolute figures for the same reason.